EXHIBIT 99.1

Internet Gold Improves its Liquidity by Sale of Approximately 2% of its B Communications Ltd. Shares for NIS 56 million

Ramat Gan, Israel - January 14, 2016 - Internet Gold - Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD) today announced the sale of 575,000 ordinary shares of its subsidiary, B Communications Ltd. (NASDAQ Global Market and TASE: BCOM), representing approximately 1.92% of the issued and outstanding shares of B Communications Ltd. The aggregate sale price is approximately NIS 56 million. As a result of the sale, Internet Gold holds approximately 65% of the outstanding shares of B Communications.

Commenting on the transaction, Doron Turgeman, CEO of Internet Gold said, “The proceeds of the sale will be used to reduce our net financial debt and will result in the improvement in the financial ratios in our balance sheet. This is another step in our efforts to reduce our net debt and increase our cash position. We continue to believe in Bezeq’s long term strategy while preserving our controlling interest in B Communications. Looking forward we will continue our efforts to strengthen our financial stability and liquidity”.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620